Exhibit 99.5

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)

Consolidated Balance Sheets

	As at
	December 2,	March 4,
	2006	2006
		(Restated - note 3)
Assets
Current
Cash and cash equivalents (note 4)	$612,817	$459,540
Short-term investments (note 4)	280,635	175,553
Trade receivables	448,697	315,278
Other receivables	34,335	31,861
Inventory (note 5)	216,075	134,523
Other current assets (note 14)	33,301	45,453
Deferred income tax asset (note 10)	30,327	96,564

	1,656,187	1,258,772
Investments (note 4)	426,595	614,309
Capital assets (note 6)	437,020	326,313
Intangible assets (note 7)	134,966	85,929
Goodwill (note 8)	114,752	29,026

	$2,769,520	$2,314,349

Liabilities
Current
Accounts payable	$110,773	$94,954
Accrued liabilities	232,858	150,457
Income taxes payable (note 10)	75,896	17,584
Deferred revenue	25,971	20,968
Current portion of long-term debt	274	262

	445,772	284,225
Long-term debt	6,591	6,851
Deferred income tax liability (note 10)	26,195	27,858

	478,558	318,934

Shareholders’ Equity
Capital stock (note 11)
Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 185,600,996 voting common shares (March 4, 2006 - 186,001,765)	2,093,206	2,068,869
Retained earnings (deficit)	171,843	(100,174)
Paid-in capital (note 12)	31,240	28,694
Accumulated other comprehensive loss (note 14)	(5,327)	(1,974)

	2,290,962	1,995,415

	$2,769,520	$2,314,349

Commitments and contingencies (notes 9 and 16)
See notes to the consolidated financial statements.
On behalf of the Board:

Jim Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)

Consolidated Statement of Shareholders’ Equity

				Accumulated
			Retained	Other
	Capital	Paid-In	Earnings	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Total

Balance as at March 4, 2006 - as previously reported	$1,852,554	$159	$148,028	$(1,974)	$1,998,767
Adjustment to opening shareholders’ equity (note 3)	216,315	28,535	(248,202)	—	(3,352)

Balance as at March 4, 2006 - as restated (note 3)	2,068,869	28,694	(100,174)	(1,974)	1,995,415

Comprehensive income (loss):
Net income	—	—	444,188	—	444,188
Net change in unrealized gains on investments available for sale	—	—	—	10,348	10,348
Net change in derivative fair value during the period	—	—	—	(5,928)	(5,928)
Amounts reclassified to earnings during the period	—	—	—	(7,773)	(7,773)

Shares issued:
Exercise of stock options	39,421	—	—	—	39,421
Transfers to capital stock resulting from stock option exercises	16,678	(16,678)	—	—	-
Share-based payment	—	14,224	—	—	14,224
Excess tax benefits from share-based compensation (note 12 (b))	—	5,000	—	—	5,000
Common shares repurchased pursuant to Common Share Repurchase Program	(31,762)	—	(172,171)	—	(203,933)

Balance as at December 2, 2006	$2,093,206	$31,240	$171,843	$(5,327)	$2,290,962

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)

Consolidated Statements of Operations

	For the Three Months Ended		For the Nine Months Ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005
		(Restated - note 3)		(Restated - note 3)
Revenue	$835,053	$560,596	$2,106,710	$1,504,626
Cost of sales	382,422	247,927	946,266	672,890

Gross margin	452,631	312,669	1,160,444	831,736

Expenses
Research and development	61,184	41,799	168,852	114,565
Selling, marketing and administration (note 15)	146,569	84,514	370,810	220,970
Amortization	20,334	12,797	54,858	34,629
Litigation (note 16(b))	—	26,176	—	39,291

	228,087	165,286	594,520	409,455

Income from operations	224,544	147,383	565,924	422,281
Investment income	12,666	17,483	37,323	46,999

Income before income taxes	237,210	164,866	603,247	469,280

Provision for income taxes (note 10)
Current	50,456	75,929	90,321	85,240
Deferred	11,562	(29,870)	68,738	24,979

	62,018	46,059	159,059	110,219

Net income	$175,192	$118,807	$444,188	$359,061

Earnings per share (note 13)
Basic	$0.95	$0.63	$2.40	$1.89

Diluted	$0.92	$0.60	$2.33	$1.82

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)

Consolidated Statements of Cash Flows

	For the Three Months Ended		For the Nine Months Ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005
		(Restated - note 3)		(Restated - note 3)
Cash flows from operating activities
Net income	$175,192	$118,807	$444,188	$359,061

Items not requiring an outlay of cash:
Amortization	34,642	21,464	92,041	60,657
Deferred income taxes	11,673	(32,949)	66,300	15,694
Share-based payment (note 12)	4,033	553	13,833	1,832
Other	(840)	294	(685)	340
Net changes in working capital items (note 18)	(14,406)	40,117	(54,090)	20,394

Net cash provided by operating activities	210,294	148,286	561,587	457,978

Cash flows from financing activities
Issuance of share capital	22,221	3,896	39,421	15,490
Excess tax benefits from share-based compensation (note 12)	5,000	—	5,000	—
Common shares repurchased pursuant to Common Share Repurchase Program (note 11)	—	(391,212)	(203,933)	(391,212)
Repayment of long-term debt	(67)	(58)	(196)	(168)

Net cash (used in) provided by financing activities	27,154	(387,374)	(159,708)	(375,890)

Cash flows from investing activities
Acquisition of investments	(35,555)	(40,840)	(44,567)	(91,772)
Proceeds on sale or maturity of investments	30,464	9,022	66,165	36,513
Acquisition of capital assets	(64,139)	(43,619)	(176,843)	(130,591)
Acquisition of intangible assets	(18,720)	(7,396)	(49,412)	(17,342)
Business acquisitions (note 8)	(4,574)	—	(116,030)	(3,795)
Acquisition of short-term investments	(41,750)	(70,625)	(63,506)	(184,101)
Proceeds on sale and maturity of short-term investments	49,282	42,562	134,878	432,052

Net cash (used in) provided by investing activities	(84,992)	(110,896)	(249,315)	40,964

Effect of foreign exchange gain on cash and cash equivalents	713	(295)	713	(295)

Net increase (decrease) in cash and cash equivalents for the period	153,169	(350,279)	153,277	122,757
Cash and cash equivalents, beginning of period	459,648	1,083,390	459,540	610,354

Cash and cash equivalents, end of period	$612,817	$733,111	$612,817	$733,111

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 4, 2006, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended December 2, 2006 are not necessarily indicative of the results that may be expected for the full year ending March 3, 2007.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal year ending March 3, 2007 comprises 52 weeks compared to 53 weeks for the fiscal year ended March 4, 2006.

2.	ACCOUNTING PRONOUNCEMENTS

(a)	Adoption of Accounting Pronouncements

Share-Based Payment

Effective March 5, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”) Share-Based Payment. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. The Company is using the modified prospective transition (“MPT”) method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company’s net income for the nine months ended December 2, 2006 included stock-based compensation expense of $13.6 million or $0.07 per share basic and diluted.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 replaces APB Opinion 20 (“APB 20”) and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year’s financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 and it had no impact on the Company’s operating results in the first nine months of fiscal 2007.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that a company consider and evaluate materiality with respect to identified unadjusted errors using both a rollover and iron curtain approach. The rollover approach quantifies a misstatement based on the identified unadjusted item originating in the current year income statement and ignores any portion of the misstatement that originated in a prior period. The iron curtain approach quantifies misstatements that exist in the balance sheet at the end of the current period regardless of the period of origin. Financial statements would be required to be adjusted when either approach results in quantifying a misstatement that is material. SAB 108 is effective for the Company’s 2007 fiscal year and there is no effect on the Company’s financial position, results of operations or cash flows.

(b)	RECENTLY ISSUED PRONOUNCEMENTS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115.

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

3.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the three and nine months ended November 26, 2005, and the related note disclosures (the “Restated Financial Statements”). The Restated Financial Statements have been prepared to reflect additional stock compensation expense relating to certain stock based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company’s previously reported revenues or total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.

Background of the Review

The Company commenced a voluntary internal review (the “Review”) of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), accounting errors were made in connection with the accounting for certain stock options granted since the Company’s initial public offering in 1997 (the “IPO”) and that a restatement (the “Restatement”) of the Company’s financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the United States Securities and Exchange Commission (the “SEC”) and the Ontario Securities Commission (the “OSC”) about the Review.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”), has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

Scope of the Review

The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:
•	minutes of meetings of the Board of Directors and Compensation Committee;

•	contemporaneous emails and other documentation;

•	personnel files and payroll records;

•	insider trading reports; and

•	interviews with employees, officers and directors.
In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants as described below), and therefore the impact of the determination of an appropriate

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
measurement date was limited to the impact on the pro forma disclosures under Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (“SFAS 123”), and is not significant to either the pro forma disclosures or to the amounts recorded in the Company’s statements of operations under APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company’s master stock option tracking spreadsheets and the Company’s instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.

The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee’s conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.

Option Granting Process

Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company’s granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company’s Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, it is also the Company’s intention to honor its commitment to issue shares when options are validly exercised by option holders.

The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company’s Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Grants to Existing Employees”). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Nature of the Errors

The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 1. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.

Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award’s intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002 which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan which also resulted in variable

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
accounting treatment, and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. As a result of these errors, the Company has recorded additional adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The following table sets forth the impact of the additional charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

		Fiscal Year
									Cumulative
									to fiscal
(US dollars in millions) Expense/(recovery)	Total	2006	2005	2004	2003	2002	2001	2000	1999(1)

Variable accounting relating to “net settlement” feature	$223.3	$0.5	$1.1	$3.6	$11.3	$(46.5)	$(317.1)	$551.2	$19.2

Share-based awards granted prior to the Stock Option Plan	9.2	—	—	—	—	—	0.2	0.5	8.5

Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	—	—	—	—

Payroll taxes	5.0	2.1	2.1	0.8	—	—	—	—	—

Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7

Tax impact of restatement	5.7	2.9	2.8	—	—	—	—	—	—

After-tax impact on net income (2)	$248.2	$7.4	$7.8	$5.5	$11.5	$(46.5)	$(316.9)	$551.7	$27.7

Cumulative impact on retained earnings (deficit)	$248.2	$248.2	$240.8	$233.0	$227.5	$216.0	$262.5	$579.4	$27.7

Selected share price data (see discussion on variable accounting below (3))
Average share price in fiscal year
TSX						$19.18	$53.85	$26.01
NASDAQ						$12.37	$36.30	$17.35
Closing share price (4)
TSX						$18.81	$29.50	$101.00
NASDAQ						$11.94	$19.34	$67.62
Note 1:
The annual charge to Net Income is as follows: $0.7 million in Fiscal 1997, $9.7 million in Fiscal 1998 and $17.3 million in Fiscal 1999.
Note 2:
Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.
Note 3:
The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.
Note 4:
The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.
(1) Variable Accounting for the “Net Settlement” Feature
Under a “net settlement” feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
entitled to receive under the “net settlement” feature was not fixed. Variable plan accounting for these options ceased on February 27, 2002 with the elimination of the “net settlement” feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the related options. The variable plan accounting compensation expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.
(2) Share-Based Awards Granted Prior to the Stock Option Plan
Prior to the IPO and the Company’s adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the “Pre-IPO Plans”). The terms of both awards provided that employees could “put” the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company’s IPO as they were then subject to the “net settlement” feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.
(3) Misapplication of the Determination of an Appropriate Accounting Measurement Date
As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company’s restated pro forma stock-based compensation disclosures under SFAS 123, as set out in Note 12.
Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company’s actions and determinations includes the actions and determinations of the Special Committee.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company’s plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.
The Company has determined that for the majority of option grants, sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:
New Hire Grants:
•	Grants to new hires
Grants to Existing Employees:
•	Grants to the co-CEOs;

•	Grants on promotion;

•	Group grants;

•	Periodic grants;

•	Option repricing; and

•	Options granted with administrative delays and errors.
New Hire Grants
Grants to New Hires
•	Grants made before employment commences — From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.

•	Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified — The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.

•	Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date — The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company’s shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee’s start date. In many instances, the options were priced using the closing price on the respective employee’s start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee’s start date.
Grants to Existing Employees
Grants to the co-CEOs
•	From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of 400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all of the co-CEO awards measured on the date of final approval is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.
Grants on Promotion
•	Grant dates established prior to approval dates — During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.
Group Grants
•	A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants involving grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.
Periodic Grants
•	Periodic grants with look-back pricing — In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and 14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

•	Periodic grants with look-forward pricing — In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and identified six grants

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
involving options to acquire a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.
Option Repricing
•	Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002. The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the “net settlement” feature, as described above.
Taxes
The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions from stock option expenses in excess of the related compensation expense booked in the statement of operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders’ equity.
The Company has determined that as a result of certain stock option grants with measurement date issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.
Impact of the Errors
The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of options granted to more senior employees, such employees received a greater individual benefit from the Company’s option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from option grants with incorrect measurement dates.
Certain of the Company’s outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.
Restatement of Financial Statements
The following tables set forth the effects of the restatement on the Company’s consolidated statements of operations for the three and nine months ended November 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the three and nine months ended November 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Consolidated Statements of Operations

	Three months ended November 26, 2005			Nine months ended November 26, 2005
	As Previously	Restatement		As Previously	Restatement
	reported	Adjustments	As Restated	reported	Adjustments	As Restated

Revenue	$560,596	$—	$560,596	$1,504,626	$—	$1,504,626
Cost of sales	247,851	76	247,927	672,649	241	672,890

Gross margin	312,745	(76)	312,669	831,977	(241)	831,736

Expenses

Research and development	41,567	232	41,799	113,778	787	114,565
Selling, marketing and administration	83,965	549	84,514	219,099	1,871	220,970
Amortization	12,797	—	12,797	34,629	—	34,629
Litigation	26,176	—	26,176	39,291	—	39,291

	164,505	781	165,286	406,797	2,658	409,455

Income from operations	148,240	(857)	147,383	425,180	(2,899)	422,281

Investment income	17,483	—	17,483	46,999	—	46,999

Income before income taxes	165,723	(857)	164,866	472,179	(2,899)	469,280

Provision for income taxes
Current	75,929	—	75,929	85,240	—	85,240
Deferred	(30,355)	485	(29,870)	23,215	1,764	24,979

	45,574	485	46,059	108,455	1,764	110,219

Net income	$120,149	$(1,342)	$118,807	$363,724	$(4,663)	$359,061

Earnings per share

Basic	$0.63	$—	$0.63	$1.91	$(0.02)	$1.89

Diluted	$0.61	$(0.01)	$0.60	$1.84	$(0.02)	$1.82

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Balance Sheet

	As at March 4, 2006
	As
	Previously	Restatement
	Reported	Adjustments	As Restated

Assets
Current
Cash and cash equivalents	$459,540	$—	$459,540
Short-term investments	175,553	—	175,553
Trade receivables	315,278	—	315,278
Other receivables	31,861	—	31,861
Inventory	134,523	—	134,523
Other current assets	45,453	—	45,453
Deferred income tax asset	94,789	1,775	96,564

	1,256,997	1,775	1,258,772
Investments	614,309	—	614,309
Capital assets	326,313	—	326,313
Intangible assets	85,929	—	85,929
Goodwill	29,026	—	29,026

	$2,312,574	$1,775	$2,314,349

Liabilities
Current
Accounts payable	$94,954	$—	$94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	—	17,584
Deferred revenue	20,968	—	20,968
Current portion of long-term debt	262	—	262

	279,098	5,127	284,225
Long-term debt	6,851	—	6,851
Deferred income tax liability	27,858	—	27,858

	313,807	5,127	318,934

Shareholders’ Equity
Capital stock	1,852,554	216,315	2,068,869
Retained earnings	148,028	(248,202)	(100,174)
Paid-in capital	159	28,535	28,694
Accumulated other comprehensive income (loss)	(1,974)	—	(1,974)

	1,998,767	(3,352)	1,995,415

	$2,312,574	$1,775	$2,314,349

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Cash flows from operating activities

	Three months ended November 26, 2005			Nine months ended November 26, 2005
	As			As
	Previously	Restatement	As	Previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Net income	$120,149	$(1,342)	$118,807	$363,724	$(4,663)	$359,061
Items not requiring an outlay of cash:
Amortization	21,464	—	21,464	60,657	—	60,657
Deferred income taxes	(32,818)	(131)	(32,949)	16,103	(409)	15,694
Share-based payment	41	512	553	41	1,791	1,832
Other	294	—	294	340	—	340
Net changes in working capital items	39,156	961	40,117	17,113	3,281	20,394

	$148,286	$—	$148,286	$457,978	$—	$457,978

The following is a summary of the effect of these adjustments on the Company’s pro forma calculation of its net income per share for the three and nine months ended November 26, 2005:

	For the three months ended		For the nine months ended
	November 26, 2005		November 26, 2005
	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)

Net income — as reported	$120,149	$118,807	$363,724	$359,061
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	1,096	—	3,891
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(5,617)	(6,373)	(17,778)	(20,270)

Pro forma net income	$114,532	$113,530	$345,946	$342,682

Net income per share:
Basic net income per common share	$0.63	$0.63	$1.91	$1.89

Diluted net income per share	$0.61	$0.60	$1.84	$1.82

Basic net income per common share — pro forma	$0.60	$0.60	$1.82	$1.80

Diluted net income per share — pro forma	$0.59	$0.58	$1.76	$1.74

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
4.	CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND INVESTMENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at fair value.

Short-term investments consist of liquid investments with remaining maturities of less than one year. Investments with maturities in excess of one year are classified as non-current investments. All investments are categorized as available-for-sale and are carried at fair value with gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value by a charge to earnings.

5.	INVENTORY

Inventory is comprised as follows:

	December 2,	March 4,
	2006	2006

Raw materials	$122,749	$107,049
Work in process	91,812	31,848
Finished goods	10,630	3,905
Provision for excess and obsolete inventory	(9,116)	(8,279)

	$216,075	$134,523

6.	CAPITAL ASSETS

Capital assets are comprised of the following:

	December 2, 2006
		Accumulated	Net book
	Cost	amortization	value

Land	$31,079	$—	$31,079
Buildings, leaseholds and other	188,419	26,350	162,069
BlackBerry operations and other information technology	285,713	146,712	139,001
Manufacturing equipment	109,780	60,327	49,453
Furniture and fixtures	94,590	39,172	55,418

	$709,581	$272,561	$437,020

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	March 4, 2006
		Accumulated	Net book
	Cost	amortization	value

Land	$15,647	$—	$15,647
Buildings, leaseholds and other	137,982	19,473	118,509
BlackBerry operations and other information technology	214,566	112,598	101,968
Manufacturing equipment	88,563	43,966	44,597
Furniture and fixtures	74,548	28,956	45,592

	$531,306	$204,993	$326,313

7.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	December 2, 2006
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$58,639	$16,425	$42,214
Licenses	90,546	64,552	25,994
Patents	77,003	10,245	66,758

	$226,188	$91,222	$134,966

	March 4, 2006
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$18,373	$9,465	$8,908
Licenses	82,806	48,576	34,230
Patents	50,790	7,999	42,791

	$151,969	$66,040	$85,929

8.	BUSINESS ACQUISITIONS

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software. The transaction closed on September 22, 2006. The operating results were not material to the Company’s operating results in the third quarter of fiscal 2007.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. (“Slipstream”). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company’s operating results in the second quarter of fiscal 2007.

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. (“Ascendent”). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company’s operating results in the first quarter of fiscal 2007.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees’ operations have been included in the consolidated financial statements commencing from each respective closing date to December 2, 2006.

During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company’s software. The transaction closed on March 24, 2005.

The following table summarizes the preliminary fiscal 2007 fair value allocations of the purchase price of the assets acquired and liabilities assumed at the date of acquisition along with prior year’s acquisition allocations:

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005

Assets purchased

Current assets	$294	$—	$3,705	$158
Capital assets	—	—	802	—
Deferred income tax asset	654	—	5,460	259
Acquired technology	1,334	—	40,266	6,223
Goodwill	3,272	—	85,726	—

	5,554	—	135,959	6,640

Liabilities assumed	500	—	8,595	645
Deferred income tax liability	480	—	11,334	2,200

	980	—	19,929	2,845

Net non-cash assets acquired	4,574	—	116,030	3,795

Cash acquired	89	—	3,649	3

Net assets acquired	$4,663	$—	$119,679	$3,798

The purchase price allocations for each of the 2007 acquisitions will be finalized in the fourth quarter of fiscal 2007. The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

9.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the nine months ended December 2, 2006, as well as the accrued warranty obligations as at December 2, 2006, are set forth in the following table:

Accrued warranty obligations as at March 4, 2006	$22,387
Warranty costs incurred for the nine months ended December 2, 2006	(29,363)
Warranty provision for the nine months ended December 2, 2006	36,358
Adjustments for changes in estimate for the nine months ended December 2, 2006	3,100
Accrued warranty obligations as at December 2, 2006	$32,482

10.	INCOME TAXES

For the first nine months of fiscal 2007, the Company’s net income tax expense was $159.1 million for a net effective income tax rate of 26.4% compared to a net income tax expense of $110.2 million or a net effective income tax rate of 23.5% in the first nine months of fiscal 2006. During the first quarter of fiscal 2006, the income tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits (“ITCs”) attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible scientific research and experimental development (“SR&ED”) expenditures, which, under the “flow-through” method, are credited as a recovery of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling which determined that stock option benefits are considered eligible SR&ED expenditures.

The Company has not recorded a valuation allowance against its deferred income tax assets (March 4, 2006 — $nil).

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
11.	CAPITAL STOCK

	Shares
	Outstanding	Amount

	(000's)
Common shares outstanding as at March 4, 2006 — as previously reported	186,002	$1,852,554
Adjustment to opening shareholders’ equity (note 3)	—	216,315

Common shares outstanding as at March 4, 2006 - as restated (note 3)	186,002	2,068,869

Exercise of stock options	2,772	39,421
Conversion of restricted share units	7	—
Transfers to capital stock resulting from stock option exercises	—	16,678
Common shares repurchased pursuant to Common Share Repurchase Program	(3,180)	(31,762)

Common shares outstanding — December 2, 2006	185,601	$2,093,206

During the third quarter of fiscal 2007, there were 1,785,802 stock options exercised.

The Company had 185.9 million voting common shares outstanding, 6.4 million stock options to purchase voting common shares outstanding and no restricted share units outstanding as at May 10, 2007.

On October 11, 2005, the Company’s Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares over the next 12 months. This represents approximately 5% of the Company’s outstanding shares.

Pursuant to the Common Share Repurchase Program, the Company repurchased 6.3 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 3.2 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 9.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.

12.	SHARE-BASED PAYMENT

Stock Option Plan The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.

Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.

Effective March 5, 2006, the Company adopted SFAS 123(R) to record stock compensation expense, using the MPT method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $13.6 million in the nine months of fiscal 2007 (see also note 2).

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of seven years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 3.4 million stock options vested and not exercised as at December 2, 2006. There are 5.5 million stock options available for future grants under the stock option plan.

A summary of option activity since March 4, 2006 is shown below. As a result of the Company’s review of its historical option granting practice (as more fully discussed in Note 3), certain outstanding stock options will be repriced to reflect a higher exercise price as certain employees have agreed to have their options repriced. As the repricing of options has not occurred prior to filing these financial statements, the repricing will be recorded as a subsequent event, the effects of which will be set out in a subsequent quarterly financial statement when the options are actually repriced. The per option information contained in the disclosure below relates to the historical prices for all stock options. As the repricing of the options will make the options less valuable, there will be no accounting expense related to the repricing event.

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Instrinsic
	(in 000's)	per share	Life in Years	Value

Balance as at March 4, 2006	8,961	$20.33

Granted during the period	173	69.85
Exercised during the period	(2,772)	11.50
Forfeited/cancelled/expired during the period	(61)	35.00

Balance as at December 2, 2006	6,301	$25.52	3.20	$694,144

Vested and expected to vest at December 2, 2006	6,071	$25.14	3.16	$671,112

Exercisable at December 2, 2006	3,409	$17.14	2.36	$404,083

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on December 2, 2006 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
options had been exercised on December 2, 2006. The intrinsic value of stock options exercised during the first nine months of fiscal 2007, calculated using the average market price during the period, was approximately $74 per share.

A summary of unvested stock options since March 4, 2006 is shown below:

	Options Outstanding
		Weighted-
	Number	average grant
	(in 000's)	date fair value

Balance as at March 4, 2006	4,708	$13.84

Granted during the period	173	34.16
Vested during the period	(1,928)	8.67
Forfeited during the period	(61)	18.40

Balance as at December, 2006	2,892	$18.41

As of December 2, 2006, there was $40.3 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.0 years. The total fair value of stock options vested during the nine months ended December 2, 2007 was $16.7 million.

Cash received from stock option exercises for the nine months ended December 2, 2006 was $39.4 million (November 26, 2005 — $15.5 million).

The following table illustrates the effect on reported net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the three and six months ended November 26, 2005:

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months	For the nine months
	ended	ended
	November 26,	November 26,
	2005	2005
	(Restated - note 3)
Net income — as reported	$118,807	$359,061
Add: Stock-based employee compensation expense included in restated net income, net of tax	1,096	3,891
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(6,373)	(20,270)

Net income — pro forma	$113,530	$342,682

Weighted-average number of shares outstanding (000’s) — basic	189,341	190,112

Effect of dilutive securities: Employee stock options	6,444	7,374

Weighted-average number of shares and assumed conversions — diluted	195,785	197,486

Pro forma earnings per common share:
Basic	$0.60	$1.80
Diluted	$0.58	$1.74
The weighted average fair value of stock options granted during the quarter was calculated using the BSM option-pricing model with the following assumptions:

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005
Weighted average Black-Scholes value of each stock option	$34.10	$36.15	$34.16	$37.13

Assumptions:
Risk free interest rates	4.6%	4.0%	4.9%	4.0%
Expected life in years	4.4	4.0	4.4	4.0
Expected dividend yield	0%	0%	0%	0%
Volatility	44.0%	65%	44.0 - 55.0%	65%
The Company has not paid a dividend in the previous nine fiscal years and has no current expectation of paying cash dividends on its common stock. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common stock at the date of grant based on a combination of the implied volatility of publicly traded options on its common stock, and historical volatility, as the Company believes that this is a better indicator of expected

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.
Restricted Share Unit Plan (the “RSU Plan”)
At the Company’s 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the RSU Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.
RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period. The Company recorded compensation expense of $74 with respect to RSUs in the third quarter of fiscal 2007. Total compensation expense recorded in the first nine months of the year with respect to RSUs was $282.
The Company did not issue any RSUs in the three and nine month period ended December 2, 2006 and there were no RSUs outstanding as at December 2, 2006 (March 4, 2006 — 7,800).
13.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005
	(Restated - note 3)		(Restated - note 3)
Net income for basic and diluted earnings per share available to commons stockholders	$175,192	$118,807	$444,188	$359,061

Weighted-average number of shares outstanding (000’s) — basic	184,321	189,341	185,224	190,112

Effect of dilutive securities:
Employee stock options (000’s)	5,500	7,070	5,600	7,617

Weighted-average number of shares and assumed conversions (000’s) — diluted	189,821	196,411	190,824	197,729

Earnings per share — reported
Basic	$0.95	$0.63	$2.40	$1.89
Diluted	$0.92	$0.60	$2.33	$1.82

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
14.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	For the three months ended
	December 2,	November 26,
	2006	2005
		(Restated - note 3)
Net income	$175,192	$118,807
Net change in unrealized gains (losses) on available-for-sale investments	4,679	(2,586)
Net change in derivative fair value during the period, net of income tax recovery of $5,380 (November 26, 2005 - income tax expense $1,882)	(10,158)	3,553
Amounts reclassified to earnings during the period, net of income tax recovery of $1,110 (November 26, 2005 - income tax recovery $661)	(2,097)	(1,248)

Comprehensive income	$167,616	$118,526

	For the nine months ended
	December 2,	November 26,
	2006	2005
		(Restated - note 3)
Net income	$444,188	$359,061
Net change in unrealized gains (losses) on available-for-sale investments	10,348	(4,126)
Net change in derivative fair value during the period, net of income tax recovery of $3,138 (November 26, 2005 - income tax expense $6,871)	(5,928)	12,977
Amounts reclassified to earnings during the period, net of income tax recovery of $4,117 (November 26, 2005 - income tax recovery $3,946)	(7,773)	(7,451)

Comprehensive income	$440,835	$360,461

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of accumulated other comprehensive loss are as follows:

	As at
	December 2,	March 4,
	2006	2006
Accumulated net unrealized losses on available-for-sale investments	$(7,885)	$(18,233)
Accumulated net unrealized gains on derivative instruments	2,558	16,259

Total accumulated other comprehensive loss	$(5,327)	$(1,974)

The fair value of derivative instruments of $2.9 million (March 4, 2006 — $24.5 million) is included in Other current assets on the Consolidated Balance Sheets.
15.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first nine months of fiscal 2007 includes $2.7 million with respect to a foreign exchange loss (fiscal 2006 — foreign exchange loss of $2.2 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

During the first quarter of fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility (“the Facility”). The Company has utilized $16.4 million of the Facility to secure operating and financing requirements. As at December 2, 2006, $83.6 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company’s liability and funding obligation in the NTP, Inc. (“NTP”) litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.5 million to support and secure other operating and financing requirements. As at December 2, 2006, $16.0 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

(b)	Litigation

The Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP’s patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $26.2 million in the third quarter of fiscal 2006 to account for the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $7.9 million to account for incremental current and estimated legal and professional fees in connection with this litigation.
In November 2003, Inpro II Licensing S.à.r.l. (“Inpro II”) filed an action in the United States District Court for the District of Delaware (the “U.S. Inpro Action”) asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court’s dismissal. Inpro II has exhausted its appeal rights and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding.
Research In Motion Limited and Research In Motion Corporation v. Eatoni Ergonomics, Inc., Civil Case No. 05 CV 0851-K, United States District Court for the Northern District of Texas (“the Litigation”). On April 28, 2005, the Company filed a declaratory judgment action against Eatoni Ergonomics, Inc. (“Eatoni”) seeking judgment of non-infringement and invalidity of Eatoni’s United States Patent No. 6,885,317 (“the ‘317 patent”), titled “Touch-typable Devices Based On Ambiguous Codes And Methods to Design Such Devices.” Eatoni asserted a counterclaim of infringement of the ‘317 patent. The Company and Eatoni mediated and executed a Settlement Agreement on September 26, 2005. On March 29, 2007, in a final, non-appealable, confidential Arbitration Award, the Arbitrator upheld the enforceability of the Settlement Agreement, finding that it requires dismissal of the Litigation. The Company expects to execute and file a stipulated dismissal of the Litigation with the Northern District of Texas. The exact timing of the dismissal will depend upon other aspects of the Arbitrator’s decision. As part of the Settlement Agreement, the Company is also involved in discussions with Eatoni directed toward an expected joint development project.
On August 31, 2005, Morris Reese (“Reese”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the “009 Patent”). A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these consolidated financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.
By letter dated February 16, 2004, T-Mobile Deutschland GmbH (“TMO-DG”) and T-Mobile International AG (collectively, “TMO”) served RIM’s wholly-owned UK subsidiary, Research In Motion UK Limited (“RIM-UK”), with a third party notice in relation to litigation in Germany (the “Neomax Litigation”) in which the plaintiff, Neomax Co., Ltd. (“Neomax”), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax’s damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals until the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.à.r.l. (“Inpro”) in the High Court of Justice (Chancery Division, Patents Court) (the “High Court”) in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 (“the B1 Patent”), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro appealed the decision of the High Court and a hearing was held in the Court of Appeals for the Chancery Division, Patent Court on January 16 to 18, 2007. The Court of Appeals issued an order on February 7, 2007, dismissing Inpro’s appeal and upholding the lower courts ruling in favor of RIM.
By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM ‘457 and ‘694 patents, along with a declaratory judgement complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. Proceedings are currently pending.
On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. Proceedings are currently pending.
On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 24, 2007, DataQuill filed its Answer and Counterclaim to RIM’s declaratory judgment action. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the ‘297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the ‘297 patent. The ‘297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of the Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions. No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders. At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy. In addition, at this time, it is not possible to determine whether leave to commence the derivative action

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.
From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
17.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
Revenue	2006	2005	2006	2005
Canada	$72,505	$39,536	$169,151	$124,436
United States	460,680	389,101	1,208,532	983,520
Other	301,868	131,959	729,027	396,670

	$835,053	$560,596	$2,106,710	$1,504,626

Revenue
Canada	8.7%	7.1%	8.0%	8.3%
United States	55.2%	69.4%	57.4%	65.3%
Other	36.1%	23.5%	34.6%	26.4%

	100.0%	100.0%	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
Revenue mix	2006	2005	2006	2005
Devices	$625,626	$391,880	$1,533,185	$1,048,713
Service	142,532	103,839	387,985	266,349
Software	43,235	39,594	123,928	127,588
Other	23,660	25,283	61,612	61,976

	$835,053	$560,596	$2,106,710	$1,504,626

	As at
	December 2,	March 4,
Capital assets, intangible assets and goodwill	2006	2006
Canada	$595,905	$398,965
United States	53,108	26,378
Other	37,725	15,925

	$686,738	$441,268

Total assets
Canada	$963,458	$747,884
United States	762,108	629,980
Other	1,043,954	936,485

	$2,769,520	$2,314,349

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three and Nine Month Periods Ended December 2, 2006 and November 26, 2005
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
18.	CASH FLOW INFORMATION

Net changes in working capital items:

	For the three months ended		For the nine months ended
	December 2,	November 26,	December 2,	November 26,
	2006	2005	2006	2005
Trade receivables	$(72,144)	$(43,806)	$(130,430)	$(71,968)
Other receivables	(2,157)	(7,500)	(2,461)	(21,232)
Inventory	(20,410)	(27,956)	(81,406)	(19,389)
Restricted cash	—	(33,334)	—	(84,158)
Other current assets	(1,782)	(6,605)	(9,075)	(9,054)
Accounts payable	(9,912)	29,325	28,128	62,300
Accrued liabilities	50,579	28,926	77,632	48,416
Accrued litigation	—	25,010	—	31,173
Income taxes payable	39,543	76,592	58,777	84,366
Deferred revenue	1,877	(535)	4,745	(60)

	$(14,406)	$40,117	$(54,090)	$20,394

19.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year presentation.